UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73432 / October 27, 2014

Admin. Proc. File No. 3-15934

In the Matter of

AISYSTEMS, INC.
(a/k/a AIRLINE INTELLIGENCE SYSTEMS, INC.),
BAETA CORP.,
CHINA JIANYE FUEL, INC.,
CORDEX PHARMA, INC.,
DIAMONDHEAD CASINO CORPORATION,
EMERALD DAIRY, INC., and
KENTUCKY ENERGY, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by AISystems, Inc. (a/k/a Airline Intelligence Systems,
Inc.), China Jianye Fuel, Inc., Cordex Pharma, Inc., Emerald Dairy, Inc., or Kentucky Energy,
Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to AISystems, Inc. (a/k/a Airline Intelligence Systems,
Inc.), China Jianye Fuel, Inc., Cordex Pharma, Inc., Emerald Dairy, Inc., and Kentucky Energy,
Inc. The order contained in that decision is hereby declared effective.

---

[1]   17 C.F.R. ' 201.360(d).

[2]   *AISystems, Inc. (a/k/a Airline Intelligence Systems, Inc.), Baeta Corp., China Jianye Fuel,
Inc., Cordex Pharma, Inc., Diamondhead Casino Corp., Emerald Dairy, Inc., and Kentucky
Energy, Inc*., Initial Decision Rel. No. 655 (Aug. 11, 2014), 109 SEC Docket 11, 2014 WL
3897643. The stock symbols and Central Index Key numbers are ASYI and 1328769 for
AISystems, Inc. (a/k/a Airline Intelligence Systems, Inc.); CJYF and1390662 for China Jianye
Fuel, Inc.; CDXP and 1127842 for Cordex Pharma, Inc.; EMDY and 815353 for Emerald Dairy,
Inc.; and QMIN and 1130126 for Kentucky Energy, Inc.

The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of AISystems, Inc. (a/k/a Airline Intelligence Systems, Inc.), China Jianye Fuel, Inc., Cordex Pharma, Inc., Emerald Dairy, Inc., and Kentucky Energy, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 655
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15934

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of AISYSTEMS, INC. (a/k/a AIRLINE INTELLIGENCE SYSTEMS, INC.), BAETA CORP., CHINA JIANYE FUEL, INC., CORDEX PHARMA, INC., DIAMONDHEAD CASINO CORPORATION, EMERALD DAIRY, INC., and KENTUCKY ENERGY, INC.	INITIAL DECISION ON DEFAULT AND ORDER FOR MOTION FOR SUMMARY DISPOSITION AS TO DIAMONDHEAD CASINO CORPORATION August 11, 2014

APPEARANCES: David S. Frye, Division of Enforcement, Securities and Exchange Commission

Deborah A. Vitale, Diamondhead Casino Corporation

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on June 18, 2014, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that the Respondents have securities registered with the Commission and have not filed required periodic reports. Respondents were required to file an answer within ten days of service of the OIP. OIP at 4, 17 C.F.R. § 201.220(b). On June 24, 2014, the Division of Enforcement (Division) filed a Declaration of David S. Frye to Assist Secretary with Record of Service, which shows that all Respondents were served with the OIP by June 20, 2014. See 17 C.F.R. § 201.141(a)(2)(ii).

On June 27, 2014, Diamondhead Casino Corporation (Diamondhead) filed an Answer, a Motion to Inspect and Copy Documents, and a Notice of Appearance naming its President Deborah A. Vitale (Vitale) as its representative. See 17 C.F.R. §§ 201.102(b), .220, .230. In its Answer, Diamondhead denies that it is a "void Delaware Corporation," admits that it has securities registered with the Commission and that it has not filed any required periodic reports

since it filed a Form 10-Q for the period ended June 30, 2011," claims it was unable to make the required filings because of unique circumstances, and represents that it is without information as to whether its common stock was quoted on OTC Link, had eleven market makers as of June 16, 2014, or was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). OIP at 2; Diamondhead Answer at 2. No other Respondent filed an Answer.

On July 11, 2014 the Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to Baeta Corp., AISystems, Inc. (a/k/a Airline Intelligence Systems, Inc.), Exchange Act Release No. 72593, 2014 WL 3384641 (July 11, 2014).

Diamondhead was the only Respondent to appear at the July 29, 2014, prehearing conference. At the conference, Vitale made an impassioned argument that Diamondhead is not a shell company but a corporation with some $2 million in assets that has real potential for its shareholders, has issued press releases with truthful information, and recently received financing that it used to retain persons who are preparing the delinquent filings. Vitale argued that it makes no sense for the Commission to set a Section 12(j) case for hearing if deregistration is automatic for delinquent periodic filers, and she claimed that the unique circumstances surrounding Diamondhead's delinquent filings make deregistration an inappropriate sanction.

There are no issues of material fact that require an in-person hearing as to Diamondhead, which is not in default, therefore I granted the Division leave to file a motion for summary disposition. See 17 C.F.R. § 201.250(a).

At the prehearing conference, I stated that AISystems, Inc. (a/k/a Airline Intelligence Systems, Inc.) (AISystems); China Jianye Fuel, Inc. (China Jianye Fuel); Cordex Pharma, Inc. (Cordex Pharma); Emerald Dairy, Inc. (Emerald Dairy); and Kentucky Energy, Inc. (Kentucky Energy), are in default for not answering the OIP, not participating in the prehearing conference, and not otherwise defending the proceeding. I find the allegations in the OIP to be true as to those Respondents. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact

AISystems, Central Index Key (CIK) No. 1328769, is a revoked Nevada corporation located in Wilmington, Delaware, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). AISystems is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2012. As of June 16, 2014, AISystems's common stock was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

China Jianye Fuel, CIK No. 1390662, is a forfeited Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Jianye Fuel is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31,

2011. As of June 16, 2014, the common stock of China Jianye Fuel was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Cordex Pharma, CIK No. 1127842, is a revoked Nevada corporation located in Philadelphia, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cordex Pharma is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $7,291,938, for the prior nine months. As of June 16, 2014, the common stock of Cordex Pharma was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Emerald Dairy, CIK No. 815353, is a revoked Nevada corporation located in Reston, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Emerald Dairy is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2011. As of June 16, 2014, the common stock of Emerald Dairy was quoted on OTC Link, had eleven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Kentucky Energy, CIK No. 1130126, is an expired Utah corporation located in Paterson, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Kentucky Energy is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of $3,523,572 for the prior three months. As of June 16, 2014, the common stock of Kentucky Energy was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). See 17 C.F.R. §§ 240.13a-1, .13a-13. AISystems, China Jianye Fuel, Cordex Pharma, Emerald Dairy, and Kentucky Energy have failed to file any such periodic reports since at least May 2012. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, mot. for recon. denied, Exchange Act Release No. 55876 (June 6, 2007), 90 SEC Docket 2419. The failure of AISystems, China Jianye Fuel, Cordex Pharma, Emerald Dairy, and Kentucky Energy to file timely annual and quarterly reports is a violation of Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13-13.

Exchange Act Section 12(j) authorizes the Commission "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39.

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). The violations of AISystems, China Jianye Fuel, Cordex Pharma, Emerald Dairy, and Kentucky Energy are recurrent in that they have repeatedly failed to file periodic reports since at least May 2012. See Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252 (failure to make eight filings over an eighteen-month period deemed recurrent). These public companies are culpable because they knew, or should have known, of their obligation to file periodic reports. See 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); Robert L. Burns, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). Moreover, they have ignored the proceeding and thus made no effort to show efforts to remedy past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of the registered securities of AISystems, China Jianye Fuel, Cordex Pharma, Emerald Dairy, and Kentucky Energy.

Order

It is ORDERED that, pursuant to Rule 250 of the Commission's Rules of Practice, the Division shall file a motion for summary disposition as to Diamondhead Casino Corporation by September 5, 2014, Diamondhead Casino Corporation shall file its brief in opposition by September 19, 2014, and the Division shall file its reply brief by September 26, 2014.

It is FURTHER ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of AISystems, Inc. (a/k/a Airline Intelligence Systems, Inc.), China Jianye Fuel, Inc., Cordex Pharma, Inc., Emerald Dairy, Inc., and Kentucky Energy, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. See 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. Id.

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Brenda P. Murray
Chief Administrative Law Judge